Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 5, 2012
Relating to Preliminary Prospectus Supplement dated June 4, 2012
Registration No. 333-165800

DOLLAR GENERAL CORPORATION

Offering of
30,000,000 shares of Common Stock,
par value $0.875 per share

FREE WRITING PROSPECTUS

This free writing prospectus of Dollar General Corporation relates only to the offering of its common stock described in, and should be read together with, the preliminary prospectus supplement, dated June 4, 2012 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Dollar General Corporation’s Registration Statement on Form S-3 (File No. 333-165800), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the common stock offered thereby.

Common stock offered by the selling shareholders:	30,000,000 shares
Underwriters’ option:	Certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to 4,500,000 additional shares.
Initial price to the public:	$46.75
Existing investors rights:

After giving effect to this offering, Buck Holdings, L.P. will beneficially own approximately 35% of our outstanding common stock (or approximately 34% if the underwriters exercise their option to purchase additional shares in full). As Buck Holdings, L.P.’s ownership may be less than 35% of our outstanding shares of common stock following the completion of the offering and the exercise of a certain portion of the underwriters’ option to purchase additional shares, the following actions may no longer require approval of the KKR shareholders party to the shareholders’ agreement dated as of November 18, 2009: hiring and firing of our CEO, any change of control as defined in the shareholders’ agreement, entering into any agreement providing for the acquisition or divestiture of assets for aggregate consideration in excess of $1 billion, and any issuance of equity securities for an aggregate consideration in excess of $100 million.

Prior to the offering, the shareholders’ agreement provided that KKR had the right to designate up to 40% of the total number of directors comprising our board. Following the offering, KKR will have the right to designate up to 30% of the total number of directors comprising our board at such time, so long as Buck Holdings, L.P. beneficially owns more than 30% but less than or equal to 40%, of the then outstanding shares of our common stock.

We have been advised that, prior to purchasing the common stock being offered pursuant to the prospectus supplement, on June 5, 2012, one of the underwriters purchased, on behalf of the syndicate, 270,127 shares of common stock at an average price of $46.75 per share in stabilizing transactions.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER

DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CONTACTING CITI AT (800) 831-9146 OR BATPROSPECTUSDEPT@CITI.COM; GOLDMAN, SACHS & CO. AT (866) 471-2526 OR PROSPECTUS-NY@NY.EMAIL.GS.COM; KKR AT (212) 750-8300; BARCLAYS C/O BROADRIDGE FINANCIAL SOLUTIONS AT (888) 603-5847 OR BARCLAYSPROSPECTUS@BROADRIDGE.COM; OR J.P. MORGAN SECURITIES LLC AT (631) 254-1735.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.